Exhibit 99.1
Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com
Press Release
For immediate release
Aeterna Zentaris Announces “At-the-Market” Issuance Program
Quebec City, Canada, February 22 , 2011 — Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrinology, announced today that it has filed a prospectus supplement dated February 22, 2011 to its U.S. shelf prospectus, dated March 12, 2010, forming part of its U.S. registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”) as well as a prospectus supplement to its Canadian final base shelf prospectus dated March 12, 2010.
Aeterna Zentaris has entered into an “At-the-Market” (“ATM”) Sales Agreement, dated February 22, 2011, with McNicoll, Lewis & Vlak LLC (“MLV”), under which the Company may, at its discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 12,500,000 of its common shares through ATM issuances on the NASDAQ Stock Market not to exceed US$19.8 million, being the aggregate amount remaining available for distribution under the Company’s current F-3 registration statement. MLV will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares, and, as a result, prices may vary. The Company is not required to sell any of the reserved shares at any time during the term of the ATM.
The U.S. shelf prospectus and the supplement thereto have been filed with the SEC on the SEC’s website (www.sec.gov) and the Canadian final base shelf prospectus and the supplement thereto have been filed on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, MLV will provide copies of the U.S. documents upon request by contacting McNicoll, Lewis & Vlak LLC, Attention: Randy Billhardt, 420 Lexington Avenue, New York, NY 10170, or by calling 212-580-5881, while copies of the Canadian documents may be obtained by contacting the Company’s Investor Relations department directly by calling (418) 652-8525, ext. 265.
This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aeterna Zentaris Inc.
Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, ovarian, endometrial cancer and multiple myeloma. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing the Company with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.
Investor Relations
Ginette Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

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